Exhibit (h)(viii)(D)

SCHEDULE A

to the Management Services Agreement

between the Direxion Shares ETF Trust

and Direxion Advisors, LLC

Effective February 1, 2018, Direxion Advisors, LLC (the “Advisor”) shall be paid pro rata portion of 0.026% on the first $10 billion of the aggregate net assets of the Funds that are series of the Direxion Shares ETF Trust and the funds that are a series of the Direxion Funds and then 0.024% on the aggregate net assets above $10 billion to provide the services listed on Schedule B to the Direxion Shares ETF Trust based on the net assets of the Funds listed below.

PortfolioPlus S&P 500® ETF

PortfolioPlus S&P® Small Cap ETF

PortfolioPlus S&P® Mid Cap ETF

PortfolioPlus Developed Markets ETF

PortfolioPlus Emerging Markets ETF

PortfolioPlus Real Estate ETF

PortfolioPlus Total Bond Market ETF

PortfolioPlus 20+ Year Treasury ETF

Direxion 1.25X High Beta/Low Volatility Index ETF

Direxion 1.25X State Street GX Dynamic Allocation ETF

Dated: August 22, 2018